SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
  (Title of Class of Securities)

560690307
(CUSIP Number)

Michael Brauser
4400 Biscayne Blvd.
Miami, FL 33137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael Brauser
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

1,450,100 (1) (2)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	507,470 (3) (4)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	1,450,100 (1) (2)
10	SHARED DISPOSITIVE POWER

507,470 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,957,570 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.41% (based on 13,583,875 shares issued and outstanding as of April 29, 2016)

14	TYPE OF REPORTING PERSON

IN

(1)
Represents (i) 400,100 shares of common stock, par value $0.001 per share (the “Common Stock”), of Majesco Entertainment Company (the “Company”) held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award, (ii) 525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% of such shares vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of a Qualified Acquisition, as defined in the 2016 Award: and (iii) 525,000 shares underlying 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award”, and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, and of which 50% of such options vested on the date of grant (April 25, 2016) and 50% upon the occurrence of Qualified Acquisition as defined in the 2016 Option Award.  The 2016 Plan Awards may fully vest within 60 days.  The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership had been limited accordingly.

(3)
Includes 235,786 shares of Common Stock held by Michael & Betsy Brauser TBE; 125,000 shares of Common Stock held by Betsy & Michael Brauser Charitable Family Foundation, of which Mr. Brauser is Chairman and over which Mr. Brauser holds voting and dispositive power; and 146,684 shares of Common Stock held by Grander Holdings, Inc. 401K,, of which Mr. Brauser is Trustee and over which Mr. Brauser holds voting and dispositive power.

(4)
Excludes (i) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC, of which Mr. Brauser is Manager and over which he has voting and dispositive power; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series C Convertible Preferred Stock held by Grander Holdings, Inc. 401K, of which Mr. Brauser is Trustee and over which Mr. Brauser holds voting and dispositive power; and (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Family Foundation, of which Mr. Brauser is Chairman and over which Mr. Brauser holds voting and dispositive power. Conversions by any holder of Series A, Series B, Series C or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership has been limited accordingly.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Grander Holdings, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	146,684 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

146,684 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,684 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.07% ( based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO

(1)           Excludes 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock, and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock.  Conversions by any holder of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Betsy & Michael Brauser Charitable Family Foundation
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	125,000 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

125,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.92% ( based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO

(1)           Excludes 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock. Conversions by any holder of Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00% ( based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

OO

(1)           Excludes 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying Series B Convertible Preferred Stock. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690307	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael & Betsy Brauser TBE
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	235,786
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

235,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.74% ( based on 13,583,875 shares issued and outstanding as of April 29, 2016)
14	TYPE OF REPORTING PERSON

IN

Item 1.    Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share ("Common Stock"), of Majesco Entertainment Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Issuer is 4041-T Hadley Road, South Plainfield, NJ 07080.

Item 2.    Identity and Background

(a) This statement is being filed by Michael Brauser, Grander Holdings, Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Marlin Capital Investments, LLC  and Michael & Betsy Brauser TBE (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 4400 Biscayne Blvd., Miami, FL 33137.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3.    Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital, with the exception of 400,000 shares of the Company’s Common Stock which represent a restricted stock award (the “Award”) under the 2014 Equity Incentive Plan approved by the Company’s shareholders which was granted to Michael Brauser in connection with his appointment to the Company’s Board of Directors, on September 30, 2015, the same date on which the Award was granted and 525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of Qualified Acquisition, as defined in the 2016 Award and 525,000 shares underlying 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award” and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, of which 50% vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of Qualified Acquisition, as defined in the 2016 Option Award.  The 2016 Plan Awards may fully vest within 60 days.  The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

Item 4.    Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Michael Brauser has, and by nature of their affiliation with him the other Reporting Persons may be deemed to have, in the capacity of a director or officer of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer's stock price or trading volume that could result in a corresponding decision by the Reporting Persons to exit, or materially increase or decrease, the Reporting Persons' holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Persons to support a proposal submitted for stockholder approval, in particular, if the Reporting Persons have an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s Board of Directors has been presented with proposals and proposed term sheets and has undertaken due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Persons at any time. Any such event or the adoption of any plan or proposal involving the Reporting Persons and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present board of directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5.    Interest in Securities of the Issuer

(a)
Michael Brauser beneficially holds, together with all his affiliates, an aggregate of 1,957,570 shares of Common Stock, which represents 14.41% of the Company’s issued and outstanding Common Stock (based on 13,583,875 shares issued and outstanding shares of Common Stock as of April 29, 2016) including (i) 400,100 shares of common stock, par value $0.001 per share (the “Common Stock”), of Majesco Entertainment Company (the “Company”) held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award, (ii) 525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% of such shares vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of a Qualified Acquisition, as defined in the 2016 Award: and (iii) 525,000 shares underlying 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award”, and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, and of which 50% of such options vested on the date of grant (April 25, 2016) and 50% upon the occurrence of Qualified Acquisition as defined in the 2016 Option Award.  The 2016 Plan Awards may fully vest within 60 days.  The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

Excludes: (i) 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K; (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred stock held by Betsy & Michael Brauser Charitable Family Foundation; and (iv) 117,648 shares of Common Stock underlying Shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC.

Mr. Brauser is the Trustee of Grander Holdings, Inc. 401K, the Chairman of the Michael & Betsy Brauser Charitable Family Foundation and the Manager of Marlin Capital Investments, LLC, and in such capacities he has voting and dispositive power over the securities held by such entities. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Michael & Betsy Brauser TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

(b)
Michael Brauser may be deemed to hold sole voting and dispositive power over 1,450,100 shares of Common Stock (1) (2) and shared voting and dispositive power over 507,470 shares of Common Stock (3) (4).

Grander Holdings, Inc. 401K may be deemed to have shared voting and dispositive power over 146,684 shares of Common Stock (5).

Betsy & Michael Brauser Charitable Family Foundation may be deemed to have shared voting and dispositive power over 125,000 shares of Common Stock (6).

Marlin Capital Investments, LLC, may be deemed to have shared voting and dispositive power over 0 shares of Common Stock (7).

Michael & Betsy Brauser TBE may be deemed to hold shared voting and dispositive power over 235,786 shares of Common Stock.

(c)	Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the past sixty days.

(d) (e)
The 2016 Plan Awards

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,957,570 shares of common stock reported in Item 5(a).

Not applicable.

_____________________________
(1)
Represents (i) 400,100 shares of common stock, par value $0.001 per share (the “Common Stock”), of Majesco Entertainment Company (the “Company”) held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award, (ii) 525,000 shares (the “2016 Award”) represent a restricted stock award under the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”), of which 50% of such shares vested on the date of grant (April 25, 2016) and 50% vest upon the occurrence of a Qualified Acquisition, as defined in the 2016 Award: and (iii) 525,000 shares underlying 10-year non-qualified options to purchase shares of the Issuer’s common stock at an exercise price of $0.80 per share (the “2016 Option Award”, and together with the 2016 Award, the “2016 Plan Awards”) awarded April 25, 2016 under the 2016 Plan, and of which 50% of such options vested on the date of grant (April 25, 2016) and 50% upon the occurrence of Qualified Acquisition as defined in the 2016 Option Award.  The 2016 Plan Awards may fully vest within 60 days.  The 2016 Plan Awards are subject to stockholder approval within one year of the date of grant.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership has been  limited accordingly.

(3)
Includes 235,786 shares of Common Stock and 125,000 shares of Common Stock held by Betsy & Michael Brauser Charitable Family Foundation and 146,684 shares of Common Stock held by Grander Holdings, Inc. 401K..

(4)
Excludes (i) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K; and (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Family Foundation; Conversions by any holder of Series A, Series B, Series C or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(5)
Excludes 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K.  Conversions by any holder of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(6)
Excludes 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Foundation. Conversions by any holder of Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(7)
Excludes 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7.    Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Michael Brauser, Grander Holdings, Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Marlin Capital Investments, LLC, and Michael & Betsy Brauser TBE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2016	/s/ Michael Brauser
Michael Brauser

Dated: May 10, 2016	GRANDER HOLDINGS INC 401K

	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: May 10, 2016	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Michael Brauser
Michael Brauser, Manager

Dated: May 10, 2016	BETSY & MICHAEL BRAUSER CHARITABLE
FAMILY FOUNDATION
	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: May 10, 2016	MICHAEL & BETSY BRAUSER TBE

	By:	/s/ Michael Brauser
Michael Brauser

	By:	/s/ Betsy Brauser
Betsy Brauser

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Michael Brauser, Marlin Capital Investments, LLC, Grander Holdings Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Michael & Betsy Brauser TBE